================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 36)


                              LIMITED BRANDS, INC.

                                (Name of Issuer)


       COMMON STOCK, $0.50 PAR VALUE                            532716-10-7
-------------------------------------------                ---------------------
       (Title of class of securities)                          (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  MARCH 5, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







================================================================================


--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 2
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Leslie H. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         33,759,091
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       21,419,523
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    35,153,079
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  21,419,523

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  56,572,602

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 3
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Abigail S. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            -0-
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       8,640,306
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       -0-
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  8,640,306

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,640,306

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [X]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 4
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Wexner Personal Holdings Corporation

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,892,608
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,892,608
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 5
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Trust 600

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         3,300,568
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           3,300,568
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 6
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   R.H.R.E.I. Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         5,571,601
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           5,571,601
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,571,601

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.6%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 7
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Family Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            8,569,177
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       8,569,177
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  8,569,177

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 8
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Concierge Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            1,040,423
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       1,040,423
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,040,423

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------         ------------------------------------------



--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 9
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Whitebarn GRAT

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         8,000,000
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           8,000,000
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   8,000,000

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.3%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!





--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 10
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Trust 400

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            3,834,399
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       3,834,399
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,834,399

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.1%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 11
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Issue Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (A) [_]
                                                                                 (B) [X]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            72,649
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       72,649
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  72,649

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  < 0.1%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Amendment No. 36 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 35 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, The Concierge Trust, Whitebarn GRAT, Trust 400, and Issue Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.  Identity and background.

            Item 2 is amended as follows:

            Whitebarn GRAT is a trust organized under the laws of New York. Trust 400 and Issue Trust are trusts organized under the laws of Ohio. The principal business of each trust is investments, and the principal business address of each trust is 8000 Walton Parkway, New Albany, Ohio 43054. Abigail S. Wexner and Dennis S. Hersch are the trustees of Whitebarn GRAT. Dennis Hersch is the trustee of each of Trust 400 and Issue Trust. During the last five years neither Whitebarn GRAT, Trust 400 or Issue Trust nor Abigail S. Wexner has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Other information required by Item 2 of Schedule 13D with respect to Abigail S. Wexner has been reported previously.

            On March 5, 2008, Dennis S. Hersch succeeded as sole trustee of each of Issue Trust and Trust 400. Mr. Hersch is President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Wexner. The business address of Mr. Hersch is c/o The Wexner Foundation, 551 Madison Avenue, New York, New York 10022, and the business address of N.A. Property, Inc. is 8000 Walton Parkway, New Albany, Ohio 43054. To the knowledge of the Purchasers, during the last five years Mr. Hersch has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Hersch is a citizen of the United States of America.

            An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.


Item 5.  Interest in Securities of the Issuer.

            (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 36 are incorporated herein by reference. As of March 5, 2008, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 353,143,634, being based on the number of shares outstanding as of November 30, 2007 as reported in the Company's

Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2007), as determined in accordance with Rule 13d-3.

                                                                      Percent
         Person            Number of Shares                           of Class
  -------------------      ----------------                           --------

 Leslie H. Wexner           56,572,602(1)(3)(4)(5)(6)(7)(8)(9)(10)      16.0%
 Abigail S. Wexner           8,640,306(2)(8)                             2.4%
 Wexner Personal Holdings    4,892,608(3)                                1.4%
 Corporation
 Trust 600                   3,300,568(4)                                0.9%
 R.H.R.E.I. Trust            5,571,601(5)                                1.6%
 The Family Trust            8,569,177(6)                                2.4%
 The Concierge Trust         1,040,423(7)                                0.3%
 Whitebarn GRAT              8,000,000(8)                                2.3%
 Trust 400                   3,834,399(9)                                1.1%
 Issue Trust                    72,649(10)                              <0.1%
------------------------------

(1) Includes: 1,393,988 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of February 29, 2008) over which Mr. Wexner exercises dispositive but not voting control; and 1,544,394 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 640,306 shares (including 6,439 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 6,439 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 47,932,296 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(5) Power to vote or direct the disposition of the 5,571,601 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Gideon I. Kaufman, who is the sole trustee.

(6) Power to vote or direct the disposition of the 8,569,177 shares held by Leslie H. Wexner as the sole trustee of The Family Trust.

(7) Power to vote or direct the disposition of the 1,040,423 shares held by Leslie H. Wexner as the sole trustee of The Concierge Trust.

(8) Power to vote or direct the disposition of the 8,000,000 shares held by Whitebarn GRAT may be deemed to be shared by Leslie H. Wexner and its two trustees, Abigail S. Wexner and Dennis S. Hersch.

(9) Power to vote or direct the disposition of the 3,834,399 shares held by Trust 400 may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

(10) Power to vote or direct the disposition of the 72,649 shares held by the Issue Trust may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

            (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 36 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) In addition to the transactions described in Item 6 of this Amendment No. 36 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common
Stock:

                     Date of         Amount of       Price per        Where and
 Person              Transaction     Securities        Share         How Effected
 ------              -----------     ----------        -----         ------------
Leslie H. Wexner     1/29/08        452,760 shares     $13.1803     Leslie H. Wexner
                                                                    acquired the shares
                                                                    of Common Stock upon
                                                                    his exercise of an
                                                                    employee stock option.

Abigail S. Wexner    1/29/08          2,263 shares     $11.9821     Abigail S. Wexner
                                                                    acquired the shares
                                                                    of Common Stock upon
                                                                    her exercise of a
                                                                    director stock option.

Abigail S. Wexner     2/4/08            612 shares     $28.61       Abigail S. Wexner,
                                                                    for service as a
                                                                    director of the
                                                                    Company, received
                                                                    from the Company,
                                                                    fees in shares of
                                                                    Common Stock.

            (d), (e):  Not Applicable

            Furthermore, as of March 5, 2008, Dennis S. Hersch beneficially owned 5,708 shares of the Common Stock, which includes 5,169 shares that could be issuable within approximately 60 days upon conversion of outstanding stock units held by Mr. Hersh following his termination of service as a director of the Company. Mr. Hersch was credited under a Company plan with 1,049 stock units on February 4, 2008, for service as a director of the Company. Mr. Hersch's beneficial ownership represents less than 0.1% of the outstanding shares of Common Stock. Mr. Hersch has sole power to vote and dispose, or direct the vote and disposition, of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is amended as follows:

            Item 2 of this Amendment No. 36 to Schedule 13D is incorporated herein by reference.

            On December 26, 2007, The Concierge Trust transferred 459,577 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

            On February 12, 2008, Abigail S. Wexner transferred 8,000,000 shares of Common Stock to Whitebarn GRAT without consideration in exchange.


Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, The Concierge Trust, Whitebarn GRAT, Trust 400, and Issue Trust, dated March 7, 2008.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2008



                                 /s/  Leslie H. Wexner
                                ----------------------------------------------
                                Leslie H. Wexner


                                 /s/  Abigail S. Wexner
                                ----------------------------------------------
                                Abigail S. Wexner


                                 WEXNER PERSONAL HOLDINGS CORPORATION


                                 By:  /s/  Leslie H. Wexner
                                    ------------------------------------------
                                    Name: Leslie H. Wexner
                                    Title: President


                                 TRUST 600


                                 By:  /s/  Gideon I. Kaufman
                                    ------------------------------------------
                                       Gideon I. Kaufman, Trustee


                                 R.H.R.E.I. Trust


                                 By:  /s/  Gideon I. Kaufman
                                    ------------------------------------------
                                       Gideon I. Kaufman, Trustee


                                 THE FAMILY TRUST


                                 By:  /s/  Leslie H. Wexner
                                    ------------------------------------------
                                       Leslie H. Wexner, Trustee


                               THE CONCIERGE TRUST


                                 By:  /s/  Leslie H. Wexner
                                    ------------------------------------------
                                       Leslie H. Wexner, Trustee

                                 WHITEBARN GRAT


                                 By:  /s/  Dennis S. Hersch
                                    ------------------------------------------
                                       Dennis S. Hersch, Trustee


                                 TRUST 400


                                 By:  /s/  Dennis S. Hersch
                                    ------------------------------------------
                                       Dennis S. Hersch, Trustee


                                 ISSUE TRUST


                                 By:  /s/  Dennis S. Hersch
                                    ------------------------------------------
                                       Dennis S. Hersch, Trustee

                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.
      -----------

      Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Trust 600, R.H.R.E.I. Trust, The Family Trust, The Concierge Trust, Whitebarn GRAT, Trust 400, and Issue Trust, dated March 7, 2008